Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

October 27, 2014

VIA: EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Greg Dundas, Esq.

RE:	Energie Holdings, Inc.;
Our Phone Conversation of October 24, 2014;
Registration Statement on Form S-1
Filed October 6, 2015
SEC File No. 33-1199174

Dear Mr. Dundas:

Filed electronically on behalf of Energie Holdings, Inc. (the “Registrant” or “Company”) is Amendment No. 1 to the Form S-1 (the “Amendment”), submitted in response to our phone conversation of October 24, 2014 concerning the above referenced matter. The signature page of the Amendment has been revised to include the signature of both the Company’s CEO and CFO/CAO.

Based on the foregoing response to the staff's only comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete. Additionally, we believe that, because of the completeness of the Amendment, an effective date as soon thereafter as practicable, is appropriate. We have left a message for you on this date to confirm.

Thank you for your cooperation in this matter.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm